# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEX Inc., CIK 0001309108
CUSIP: 96208T104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 10/20/2025
Amends the filing with accession number 0000902664-22-005089
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,195,253; sole dispositive power 0; shared dispositive power 2,195,253; aggregate amount beneficially owned 2,195,253 (6.4% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,195,253; sole dispositive power 0; shared dispositive power 2,195,253; aggregate amount beneficially owned 2,195,253 (6.4% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,195,253; sole dispositive power 0; shared dispositive power 2,195,253; aggregate amount beneficially owned 2,195,253 (6.4% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,195,253; sole dispositive power 0; shared dispositive power 2,195,253; aggregate amount beneficially owned 2,195,253 (6.4% of the class)
- Ellen R. Alemany (CIK 0001537972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0% of the class)
- Alemany October 2025 GRAT No. 1: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0% of the class)
- Kenneth L. Cornick (CIK 0001868811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,000; sole dispositive power 0; shared dispositive power 7,000; aggregate amount beneficially owned 7,000 (0% of the class)
- Cornick Family Investor, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 7,000; sole dispositive power 0; shared dispositive power 7,000; aggregate amount beneficially owned 7,000 (0% of the class)
- James L. Fox (CIK 0001141058): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0% of the class)
- Kushagra Saxena: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 621.21; shared voting power 0; sole dispositive power 621.21; shared dispositive power 0; aggregate amount beneficially owned 621.21 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WEX Inc.
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Impactive Capital LP, a Delaware limited partnership ("Impactive Capital"), as the investment manager of certain funds and/or accounts (the "Impactive Funds"), with respect to the Shares directly owned by the Impactive Funds;

(ii) Impactive Capital LLC, a Delaware limited liability company ("Impactive Capital GP"), as the general partner of Impactive Capital;

(iii) Lauren Taylor Wolfe, as a Managing Member of Impactive Capital GP and as a director candidate for the board of directors of the Issuer (the "Board");

(iv) Christian Asmar, as a Managing Member of Impactive Capital GP;

(v) Ellen R. Alemany, as trustee of Alemany October 2025 GRAT No. 1, a New York grantor retained annuity trust ("Alemany Trust") and as a director candidate for the Board;

(vi) Alemany Trust, a New York trust, with respect to the Shares directly owned by it;

(vii) Kenneth L. Cornick, as manager of Cornick Family Investor, LLC, a New York limited liability company ("Cornick Family Investor") and as a director candidate for the Board;

(viii) Cornick Family Investor, with respect to the Shares directly owned by it;

(ix) James L. Fox, with respect to the Shares directly owned by him and as a director candidate for the Board; and

(x) Kushagra Saxena, with respect to the Shares directly owned by him and as a director candidate for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of each of Impactive Capital, Impactive Capital GP, Ms. Taylor Wolfe, and Mr. Asmar is 450 West 14th Street, 12th Floor, New York, New York 10014. The principal business address of each of Ms. Alemany and Alemany Trust is 741 Turtle Beach Road, North Palm Beach, Florida 33408. The principal business address of each of Mr. Cornick and Cornick Family Investor is 21 Leonard Street, Fl 2, New York, New York 10013. The principal business address of Mr. Fox is 10 Emerson Terrace, Falmouth, Maine 04105. The principal business address of Mr. Saxena is 225 Hartshorn Drive, Short Hills, New Jersey 07078.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Impactive Capital is serving as the investment manager of the Impactive Funds. The principal business of Impactive Capital GP is serving as the general partner of Impactive Capital. The principal occupation of each of Ms. Taylor Wolfe and Mr. Asmar is serving as a Managing Member of Impactive Capital GP. The principal occupation of Ms. Alemany is serving as a director. The principal business of Alemany Trust is serving as a grantor retained annuity trust. The principal occupation of Mr. Cornick is investing. The principal business of Cornick Family Investor is investing in securities. The principal occupation of Mr. Fox is serving as a director. The principal occupation of Mr. Saxena is serving as the Chair of Function Ventures, an advisor-powered venture platform for fintech and commerce tech founders.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Each of Impactive Capital and Impactive Capital GP is organized under the laws of the State of Delaware. Each of Alemany Trust and Cornick Family Investor is organized under the laws of the State of New York. Each of Mses. Taylor Wolfe and Alemany, and Messrs. Asmar, Cornick, Fox and Saxena is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 2,195,253 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,195,253 Shares beneficially owned by the Impactive Funds is approximately $358,688,880, including brokerage commissions.

The 6,000 Shares beneficially owned by Alemany Trust were purchased with the personal funds of Ms. Alemany in open market purchases and the Shares were subsequently transferred to Alemany Trust. The aggregate purchase price of the 6,000 Shares beneficially owned by Alemany Trust is approximately $969,493, including brokerage commissions.

The 7,000 Shares beneficially owned by Cornick Family Investor were purchased with working capital in open market purchases. The aggregate purchase price of the 7,000 Shares beneficially owned by Cornick Family Investor is approximately $1,148,729, including brokerage commissions.

The 1,000 Shares beneficially owned by Mr. Fox were purchased with personal funds in open market purchases. The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Fox is approximately $152,710, excluding brokerage commissions.

The 621.209 Shares beneficially owned by Mr. Saxena were purchased with personal funds in open market purchases. The aggregate purchase price of the 621.209 Shares beneficially owned by Mr. Saxena is approximately $100,000, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Impactive Capital is a longstanding investor in the Issuer and has made significant efforts to engage constructively with the Board and management to address the persistent challenges facing the Issuer. Despite these efforts, the Issuer continues to underperform, and current leadership has not demonstrated the necessary urgency to implement meaningful change.

Prior to the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), Impactive Capital sent an open letter highlighting its disappointment in the Board's failure to work with Impactive Capital to add a stockholder representative to the Board and disclosing that Impactive Capital would be voting against three directors - Melissa Smith, Chair of the Issuer, Jack VanWoerkom, lead director, and James Neary - at the 2025 Annual Meeting. Each of the three directors that Impactive Capital voted against received a high percentage of against votes at the 2025 Annual Meeting with their respective support decreasing by at least 33% from the prior year's annual meeting.

Accordingly, Impactive Capital is reaffirming its intention to nominate a slate of director candidates for election at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"), and, to that end, has recruited highly qualified candidates, including Ms. Alemany and Messrs. Cornick, Fox and Saxena, as well as Ms. Taylor Wolfe (collectively, the "Director Candidates"). Impactive Capital also intends to closely monitor the Issuer's performance in the coming months and will continue to assess the extent of change it believes is necessary at the Issuer and may expand or reduce its slate of director candidates as it deems appropriate.

Despite the Issuer's lack of progress and engagement to date, Impactive Capital firmly believes in the Issuer's core strengths and long-term potential. Accordingly, Impactive Capital stands ready to work collaboratively and engage in discussions with members of management and the Board regarding topics including: (1) addressing the widening gap between the Issuer's market valuation and its intrinsic value, (2) enhancing operational performance and evaluating strategic alternatives, (3) the apparent lack of urgency from the Board and management in addressing ongoing issues at the Issuer, and (4) the need for meaningful corporate governance change, as demonstrated by the significant decline in shareholder support for Board candidates at the 2025 Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 34,264,311 Shares outstanding as of July 18, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 24, 2025.

A. Impactive Capital
As of the close of business on the date hereof, Impactive Capital beneficially owned 2,195,253 Shares held by the Impactive Funds.
Percentage: Approximately 6.4%

B. Impactive Capital GP
Impactive Capital GP, as the general partner of Impactive Capital, may be deemed to beneficially own the 2,195,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 6.4%

C. Ms. Taylor Wolfe
Ms. Taylor Wolfe, as a Managing Member of Impactive Capital GP, may be deemed to beneficially own the 2,195,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 6.4%

D. Mr. Asmar
Mr. Asmar, as a Managing Member of Impactive Capital GP, may be deemed to beneficially own the 2,195,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 6.4%

E. Ms. Alemany
Ms. Alemany, as trustee of Alemany Trust, may be deemed to beneficially own the 6,000 Shares beneficially owned by Alemany Trust.
Percentage: Less than 1%

F. Alemany Trust
As of the close of business on the date hereof, Alemany Trust beneficially owned 6,000 Shares.
Percentage: Less than 1%

G. Mr. Cornick
Mr. Cornick, as a manager of Cornick Family Investor with his spouse, may be deemed to beneficially own the 7,000 Shares beneficially owned by Cornick Family Investor.
Percentage: Less than 1%

H. Cornick Family Investor
As of the close of business on the date hereof, Cornick Family Investor beneficially owned 7,000 Shares.
Percentage: Less than 1%

I. Mr. Fox
As of the close of business on the date hereof, Mr. Fox beneficially owned 1,000 Shares.
Percentage: Less than 1%

J. Mr. Saxena
As of the close of business on the date hereof, Mr. Saxena beneficially owned 621.209 Shares.
Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Impactive Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,195,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,195,253

Impactive Capital GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,195,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,195,253

Ms. Taylor Wolfe:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,195,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,195,253

Mr. Asmar:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,195,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,195,253

Ms. Alemany:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Alemany Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Mr. Cornick:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,000

Cornick Family Investor:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,000

Mr. Fox:
1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

Mr. Saxena:
1. Sole power to vote or direct vote: 621.209
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 621.209
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons in the last sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:

No person other than the Reporting Persons and the Impactive Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 20, 2025, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Director Candidates at the 2026 Annual Meeting, (c) each of the Director Candidates (other than Ms. Taylor Wolfe) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Impactive Capital and (d) Impactive Capital shall have the right to pre-approve all expenses incurred in connection with the Reporting Person's activities and agrees to pay directly all such pre-approved expenses. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Impactive Capital has entered into compensation letter agreements (the "Compensation Agreements") with each of the Director Candidates (other than Ms. Taylor Wolfe), pursuant to which it has agreed to pay such Director Candidates: (i) $25,000 in cash upon the execution of such Compensation Agreement and (ii) $25,000 in cash upon Impactive Capital submitting a letter to the Issuer nominating such Director Candidate for election as a director of the Issuer. Pursuant to the Compensation Agreements, each such Director Candidate has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Impactive Capital's right to waive the requirement to purchase the Nominee Shares. The Compensation Agreements shall remain in effect until the earliest to occur of (i) the Issuer's appointment or nomination of such Director Candidate for election as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Director Candidate's nomination or appointment as a director of the Issuer, (iii) Impactive Capital's withdrawal of such Director Candidate's nomination for election as a director of the Issuer, and (iv) the date of the 2026 Annual Meeting. A form of the Compensation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Director Candidates has granted Ms. Taylor Wolfe a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies at the Annual Meeting (collectively, the "Powers of Attorney"). Such Powers of Attorney are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in the Securities of the Issuer in the Last Sixty Days

99.1 - Group Agreement, dated October 20, 2025

99.2 - Form of Compensation Agreement

99.3 - Powers of Attorney, dated October 20, 2025

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (10/20/2025)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (10/20/2025)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (10/20/2025)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (10/20/2025)
- Ellen R. Alemany: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Ellen R. Alemany (10/20/2025)
- Alemany October 2025 GRAT No. 1: /s/ Ellen R. Alemany, Ellen R. Alemany, Trustee (10/20/2025)
- Kenneth L. Cornick: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Kenneth L. Cornick (10/20/2025)
- Cornick Family Investor, LLC: /s/ Kenneth L. Cornick, Kenneth L. Cornick, Manager (10/20/2025)
- James L. Fox: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for James L. Fox (10/20/2025)
- Kushagra Saxena: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Kushagra Saxena (10/20/2025)